--------------------------------------------------------------------------------
Prospectus
                                    XOMA Ltd.
                             5,000,000 Common Shares
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o    All of the common shares covered by this prospectus are being offered by
     Millennium Pharmaceuticals, Inc., which is a party to an investment agreement with XOMA and has become one of our shareholders through the purchase of common shares under the investment agreement.

o We have used and intend to continue to use the proceeds from our sale of common shares to the selling shareholders under the investment agreement principally for the development of products pursuant to our collaboration with Millennium.

o To the extent shares are issued upon conversion of an outstanding convertible subordinated note, we will benefit from the resulting cancellation of indebtedness. The $5.0 million convertible subordinated note is convertible at our option into our common shares.

o Millennium will receive all of the proceeds of its sale of such common shares to you.

o Our common shares are listed on the Nasdaq National Market under the symbol "XOMA." The last reported sale price for the common shares on March 12, 2004 was $5.85 per share.



--------------------------------------------------------------------------------

     This investment involves a high degree of risk. Consider carefully the risk factors beginning on page 6 of this prospectus before you invest.

     Millennium Pharmaceuticals, Inc. is an underwriter with respect to all of the common shares it purchases under the investment agreement with XOMA and which are offered for sale under this prospectus.

                              ____________________

     Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              ____________________

                   The date of this prospectus is May 7, 2004.

                                TABLE OF CONTENTS


                                                 Page                                                      Page
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
PROSPECTUS SUMMARY................................2        USE OF PROCEEDS...................................21
RISK FACTORS......................................6        SELLING SHAREHOLDER...............................22
INCORPORATION OF INFORMATION                               DESCRIPTION OF SHARE CAPITAL......................25
  WE FILE WITH THE SEC ..........................18        PLAN OF DISTRIBUTION..............................28
SPECIAL NOTE REGARDING                                     LEGAL OPINION.....................................29
  FORWARD-LOOKING STATEMENTS ....................19        EXPERTS...........................................29
PRICE RANGE OF COMMON SHARES                               WHERE YOU CAN GET MORE INFORMATION................29
  AND DIVIDEND INFORMATION ......................20



                               PROSPECTUS SUMMARY

XOMA

     We are a biopharmaceutical company that develops and manufactures antibodies and other genetically-engineered protein products to treat immunological and inflammatory disorders, cancer and infectious diseases. Our current product development programs include:

o RAPTIVA(TM)(Efalizumab) with Genentech, Inc. RAPTIVA(TM)is a humanized therapeutic monoclonal antibody developed to treat immune system disorders. RAPTIVA(TM)is the first biologic therapy designed to provide long-term control of chronic moderate-to-severe plaque psoriasis and can be self-administered by patients as a single, once-weekly subcutaneous injection. On October 27, 2003, the FDA approved RAPTIVA(TM)for the treatment of adults with chronic moderate-to-severe plaque psoriasis who are candidates for systemic therapy or phototherapy.

     In January of 2003, Genentech and we announced the initiation of a Phase II study evaluating RAPTIVA(TM) in patients with psoriatic arthritis that has since completed enrollment. Genentech and we continue to evaluate additional indications for RAPTIVA(TM).

o MLN2222 (also known as CAB2) with Millennium Pharmaceuticals, Inc. MLN2222 is a complement inhibitor under development to potentially reduce the incidence of complications in patients undergoing surgical procedures involving the use of cardiopulmonary bypass (CPB). In December of 2003, we announced the initiation of a Phase I clinical trial for the product. This trial is the first of two planned Phase I trials that will evaluate the safety, tolerability, pharmacokinetic and pharmacodynamic properties of MLN2222.

o TPO mimetic antibody with Alexion Pharmaceuticals, Inc. In December of 2003, we and Alexion formed a collaboration for the development and commercialization of a rationally designed human thrombopoietin (TPO) mimetic antibody to treat chemotherapy-induced thrombocytopenia. The antibody has been designed to mimic the activity of TPO, a naturally occurring protein responsible for platelet production, while being structurally distinct. Process development work and preclinical studies have been initiated.

o    Bactericidal Permeability Increasing Protein (BPI) derived compounds:

     XMP.629 is a topical anti-bacterial formulation of a BPI-derived peptide under development as a possible treatment for acne. Certain bacteria commonly found on human skin are associated with inflammatory lesions in acne patients. The emergence of strains resistant to current antibiotics used to treat acne has encouraged our researchers to review the properties of the compound for this dermatological indication. In 2003, we completed two Phase I clinical trials to evaluate skin irritation and pharmacokinetics of the compound. In January of 2004, we announced the initiation of Phase II clinical testing.

     NEUPREX(R) (rBPI21 ) is an injectable formulation of rBPI21, a modified recombinant fragment of BPI. BPI is a human host-defense protein made by PMN cells, a type of white blood cell that is involved in the body's defenses against microbial infection.


     In October of 2003, we and Children's Medical Center Dallas announced the initiation of an open-label, single center, dose escalation, investigator-sponsored, Phase I/II clinical trial of NEUPREX(R) in pediatric patients with congenital heart abnormalities requiring open heart surgery (OHS) associated with CPB. The study plans to investigate dosing, efficacy endpoints and safety to assess the potential for conducting larger, additional studies.

     In July of 2003, we announced the termination of our license and supply agreements with Baxter Healthcare Corporation for this product. In return for a release from its obligations under the agreements, in January of 2004 Baxter made a one-time payment to us of $10.0 million. Going forward, Baxter will have no involvement with the product.

     We have previously tested NEUPREX(R) in clinical trials for several infectious and inflammatory conditions including meningococcemia and are evaluating future options for developing the product in multiple indications, including seeking a pharmaceutical partner.

     BPI compounds for retinal disorders. Results of in vitro and in vivo studies conducted by Joslin Diabetes Center at Harvard University, presented in April of 2001 and published in February of 2002, show that compounds derived from BPI inhibit the function of multiple growth factors involved in blood vessel formation and angiogenesis in the retina while sparing key retinal cells (pericytes). These data suggest that these compounds may have potential for treating retinal disorders. We are conducting further research together with Joslin.

o ING-1 is a Human Engineered(TM)monoclonal antibody developed by us to specifically target tumor cells in adenocarcinoma patients. ING-1 antibodies bind with high affinity to the Ep-CAM antigen and recruit host immune cells to kill the cancer cell. The ING-1 antibody has been Human Engineered(TM)to reduce potential immunogenicity in patients, while maintaining potent activity. We have completed Phase I clinical studies of ING-1, testing both intravenous and subcutaneous formulations in patients with advanced or refractory adenocarcinomas, and the product is available for licensing.

     We have experienced significant losses and, as of December 31, 2003, we had an accumulated deficit of $599.5 million. For the year ended December 31, 2003, we had a net loss of approximately $58.7 million, or $0.78 per common share (basic and diluted). For the year ended December 31, 2002, we had a net loss of approximately $33.2 million, or $0.47 per common share (basic and diluted). We expect to incur additional losses in the future, primarily due to increased sales and marketing, expenses related to RAPTIVATM, the Alexion collaboration, the Millennium collaboration, our XMP.629 compound and new product research including our oncology product collaboration with Chiron Corporation.

     Based on current spending levels, revenue estimates, net proceeds received from our recent underwritten public offering, repayment obligations of our debt owed to Genentech for our share of RAPTIVATM marketing costs, deferral of a portion of our development loan from Genentech, issuance of shares in repayment of the remainder of our development loan from Genentech and financing commitments from Millennium, we estimate we have sufficient cash resources, together with sources of funding available to us, to meet our anticipated net cash consumption levels through at least the end of 2005. However, to the extent we experience continuing losses on RAPTIVATM or changes in the timing or size of expenditures or unanticipated expenditures, or if our collaborators do not meet their obligations to us or anticipated revenues otherwise do not materialize, these funds may not be adequate for this period. Specifically, although the recent FDA approval of RAPTIVATM would generally be expected to improve operating cash flow to the extent of our share of operating profits from sales of RAPTIVATM in the U.S., such approval also requires repayment in cash, shares or deferred repayment of up to $40.0 million of amounts owed to Genentech (approximately $53.3 million under both loan agreements as of December 31, 2003). In November of 2003, we announced our election to defer $40.0 million of such repayment and to repay the remainder of the development loan using shares. The commercialization loan is payable only in cash and approximately $3.0 million was paid in January of 2004 and approximately $10.3 million is due in April of 2004. In addition, the receipt of regulatory approval terminated Genentech's obligation to continue to loan us our portion of development and commercialization expenses for RAPTIVA(TM). For a further discussion of the risks related to our business and their effects on our cash flow and ability to raise new funding on acceptable terms, see "Risk Factors."

Material Terms of Investment Agreement

     On November 26, 2001, we entered into an investment agreement with Millennium which committed Millennium to purchase, at our option and subject to the conditions described in the following paragraph, up to $50.0 million worth of our common shares over the 30 months following the effective date of the investment agreement. Of the up to $50.0 million worth of our common shares, $5.0 million worth (and accrued interest) may be issued at our option upon conversion of a convertible subordinated note already issued to Millennium, the entire principal amount of which is currently outstanding. On December 18, 2002, Millennium purchased approximately 1.4 million of our common shares for $7.5 million to satisfy, in part, its obligation under the investment agreement. On May 16, 2003, we and Millennium agreed to delay the maturity of the $5.0 million convertible subordinated note until February 26, 2004 and to adjust the timing of Millennium's obligation to purchase the remaining $37.5 million worth of our common shares. On June 26, 2003, Millennium purchased approximately 609,000 of our common shares for $4.0 million to satisfy, in part, its obligation under the investment agreement. On October 10, 2003, we announced that we discontinued development of MLNM2201 (formerly known as LDP-01), one of the two products being developed under our collaboration with Millennium, which had the effect of reducing Millennium's obligation to purchase our common shares under the investment agreement by 40% from up to $33.5 million remaining to up to $20.1 million. On November 26, 2003, Millennium purchased approximately 764,000 of our common shares for $5.4 million to satisfy, in part, its obligation under the investment agreement. On February 24, 2004, we and Millennium agreed to delay the maturity of the convertible debt until April 15, 2004 (or the third business day after the date the related registration statement is declared effective, if later) and to further adjust the timing of Millennium's obligation to purchase the remaining $14.7 million worth of our common shares. At each of four subsequent closings over the following 12 months, we may issue up to $3,675,000 worth of our common shares. At each closing, the precise number of shares to be purchased by Millennium will be determined using a formula based on the average of certain sale prices per common share as reported on the Nasdaq National Market for a specified period of time prior to the applicable closing date (subject to certain adjustments and limitations). The formula is intended to reflect the current market price per common share at the time of each closing, without any discount or premium.

     The obligations of Millennium to purchase the common shares that we wish to sell at each closing will be subject to customary closing conditions, including the delivery of legal opinions and certificates from our officers and updated financial information, the continued listing of our common shares on the Nasdaq National Market or the New York or American Stock Exchanges, the continued effectiveness of the registration statement that includes this prospectus and the continuation of our collaboration agreement with Millennium.

     We have agreed to register the resale of the common shares that we may sell to Millennium at each closing and the common shares that we may issue to Millennium upon conversion of the convertible debt. The registration statement that includes this prospectus is intended to satisfy these registration obligations.

     The 5,000,000 shares registered under the registration statement that includes this prospectus would have represented 5.6% of our outstanding common shares as of March 12, 2004, after giving effect to their issuance. Using the formula set forth in the investment agreement as if the common shares were being issued on March 16, 2004, the investment agreement gives us the option to require the selling shareholders to purchase an aggregate of up to approximately
3.2 million common shares (assuming conversion of the convertible subordinated note) for $19.7 million, in addition to the 2.8 million common shares already purchased.

Material Terms of Convertible Subordinated Note

     In connection with the investment agreement, we issued to Millennium a $5.0 million convertible subordinated note. The principal of the convertible subordinated note is due and payable in a single installment on April 15, 2004 (or the third business day after the date the related registration statement is declared effective, if later).

     The principal and accrued interest on the convertible subordinated note may be converted in whole (but not in part) at our election upon maturity into our common shares. The number of shares into which the convertible subordinated note may be converted will be determined using a formula based on the average of certain sale prices per common share as reported on the Nasdaq National Market for a specified period of time prior to the conversion date (subject to certain adjustments and limitations). The formula is intended to reflect the current market price per common share at the time of conversion, without any discount or premium. Using this formula as if the convertible subordinated note were being repaid on March 16, 2004, we would be entitled to issue an aggregate of approximately 810,000 common shares in full payment of the convertible subordinated note.

     We have notified Millennium of our election to convert all principal and accrued interest under the convertible note into common shares. In addition to customary restrictions on our ability to convert, we will not be entitled to convert any portion of the convertible subordinated note or the accrued interest unless there is on the conversion date an effective registration statement covering resale of all of the common shares into which the principal of the convertible note and all accrued interest would convert. If this is not the case at any time prior to its maturity date, then the convertible subordinated note will remain outstanding until its maturity date. The registration statement that includes this prospectus is intended to satisfy these registration obligations.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in our common shares. You should also consider carefully the other information contained, or incorporated by reference, in this prospectus. The actual results of our business could differ materially from those described as a result of these risk factors. In such case, the trading price of our common shares could decline, and you may lose all or part of the money you paid to buy our common shares.

Risks Relating To Our Business

The Marketing And Sales Effort In Support Of Our Only Product To Receive Regulatory Approval Has Only Recently Begun And May Not Be Successful.

     RAPTIVA(TM), our only product to receive regulatory approval, was approved by the FDA on October 27, 2003 for the treatment of chronic moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. Genentech is responsible for the marketing and sales effort in support of this product and has only recently commenced the full intended scope of this effort. Unless and until RAPTIVA(TM) is approved in this or other indications outside the United States, our interest in this product in this indication is limited to our 25% share of the operating profits or losses from sales of the product in the United States. We currently have no active role in this marketing and sales effort. Successful commercialization of this product is subject to a number of risks, including Genentech's ability to implement its marketing and sales effort and achieve sales; the strength of competition from other products being marketed or developed to treat psoriasis; physicians' and patients' acceptance of RAPTIVA(TM) as a treatment for psoriasis; Genentech's ability to provide manufacturing capacity to meet demand for the product; and pricing and reimbursement issues. Many of these risks are discussed in more detail below.

Because All Of Our Products Are Still Being Developed, We Will Require Substantial Funds To Continue; We Cannot Be Certain That Funds Will Be Available And, If Not Available, We May Have To Take Actions Which Could Adversely Affect Your Investment.

     If adequate funds are not available, we may have to dilute or otherwise adversely affect the rights of existing shareholders, curtail or cease operations, or file for bankruptcy protection in extreme circumstances. We have spent, and we expect to continue to spend, substantial funds in connection with:

     o research and development relating to our products and production technologies

     o    expansion of our production capabilities

     o    various human clinical trials and

     o    protection of our intellectual property.

     Based on current spending levels, revenue estimates, net proceeds received from our recent underwritten public offering, repayment obligations of our debt owed to Genentech for our share of RAPTIVATM marketing costs, deferral of a portion of our development loan from Genentech, issuance of shares in repayment of the remainder of our development loan from Genentech and financing commitments from Millennium, we estimate we have sufficient cash resources, together with sources of funding available to us, to meet our anticipated net cash consumption levels through at least the end of 2005. However, to the extent we experience continuing losses on RAPTIVATM or changes in the timing or size of expenditures or unanticipated expenditures, or if our collaborators do not meet their obligations to us or anticipated revenues otherwise do not materialize, these funds may not be adequate for this period. In particular, our share of profits or losses from RAPTIVATM may materially impact our cash resources. As a result, we do not know whether:

     o    operations will generate meaningful funds

     o    additional agreements for product development funding can be reached

     o    strategic alliances can be negotiated or

     o adequate additional financing will be available for us to finance our own development on acceptable terms, if at all.

     Cash balances and operating cash flow are influenced primarily by the timing and level of payments by our licensees and development partners, as well as by our operating costs.

     Specifically, although the recent FDA approval of RAPTIVATM would generally be expected to improve operating cash flow to the extent of XOMA's share of operating profits from sales of RAPTIVATM in the U.S., such approval also requires repayment in cash, shares or deferred repayment of up to $40.0 million of amounts owed to Genentech (approximately $53.3 million under both loan agreements as of December 31, 2003). In November of 2003, we announced our election to defer $40.0 million of such repayment and to repay the remainder of the development loan using shares. The commercialization loan is payable only in cash and approximately $3.0 million was paid in January of 2004 and approximately $10.3 million is due in April of 2004. In addition, the receipt of regulatory approval terminated Genentech's obligation to continue to loan us our portion of development and commercialization expenses for RAPTIVA(TM).

Most Of Our Therapeutic Products Have Not Received Regulatory Approval. If These Products Do Not Receive Regulatory Approval, Neither Our Third Party Collaborators Nor We Will Be Able To Manufacture And Market Them.

     Our products cannot be manufactured and marketed in the United States and other countries without required regulatory approvals. Only one of our therapeutic products has received regulatory approval. The United States government and governments of other countries extensively regulate many aspects of our products, including:

     o    testing,

     o    manufacturing,

     o    promotion and marketing, and

     o    exporting.

     In the United States, the FDA regulates pharmaceutical products under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, we believe that most of our products will be regulated by the FDA as biologics. The review of therapeutic biologic products has been transferred within the FDA from the Center for Biologics Evaluation and Research to the Center for Drug Evaluation and Research, the body that reviews drug products. Because implementation of this plan may not be complete, we do not know when or how this change will affect us. State regulations may also affect our proposed products.

     The FDA has substantial discretion in both the product approval process and manufacturing facility approval process and, as a result of this discretion and uncertainties about outcomes of testing, we cannot predict at what point, or whether, the FDA will be satisfied with our or our collaborators' submissions or whether the FDA will raise questions which may be material and delay or preclude product approval or manufacturing facility approval. As we accumulate additional clinical data, we will submit it to the FDA, which may have a material impact on the FDA product approval process.

     Our potential products will require significant additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. This process is lengthy and expensive, often taking a number of years. As clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals, the length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly. As a result, it is uncertain whether:

     o    our future filings will be delayed,

     o    our studies will be successful,

     o    we will be able to provide necessary additional data,

     o    our future results will justify further development, or

     o we will ultimately achieve regulatory approval for any of these products.

For example,

     o in 1996, we and Genentech began testing RAPTIVATM in patients with moderate-to-severe plaque psoriasis. In April of 2002, we and Genentech announced that a pharmacokinetic study conducted on RAPTIVATM comparing XOMA-produced material and Genentech-produced material did not achieve the pre-defined statistical definition of comparability, and the FDA requested that another Phase III study be completed before the filing of a Biologics License Application for RAPTIVATM, delaying the filing of a Biologics Licensing Application with the FDA for RAPTIVATM beyond the previously-planned time frame of the summer of 2002. In March 2003, we announced completion of enrollment in a Phase II study of RAPTIVATM in patients suffering from rheumatoid arthritis. In May of 2003, we and Genentech announced our decision to terminate Phase II testing of RAPTIVATM in patients suffering from rheumatoid arthritis based on an evaluation by an independent Data Safety Monitoring Board that suggested no overall net clinical benefit in patients receiving the study drug. We have also completed enrollment in a Phase II study of RAPTIVATM as a possible treatment for patients with psoriatic arthritis. Although we expect to know preliminary results of the psoriatic arthritis trial by the end of the first quarter of 2004, we do not know whether or when such testing will demonstrate product safety and efficacy in this patient population or result in regulatory approval. As is our practice, more details regarding the clinical data will be revealed at an upcoming medical conference or other appropriate scientific, peer-reviewed forum later in 2004.

     o in December of 1992, we began human testing of our NEUPREX(R)product, a genetically engineered fragment of a particular human protein, and licensed certain worldwide rights to Baxter in January of 2000. In April of 2000, members of the FDA and representatives of XOMA and Baxter discussed results from the Phase III trial that tested NEUPREX(R)in pediatric patients with a potentially deadly bacterial infection called meningococcemia, and senior representatives of the FDA indicated that the data presented were not sufficient to support the filing of an application for marketing approval at that time.

     Given that regulatory review is an interactive and continuous process, we maintain a policy of limiting announcements and comments upon the specific details of the ongoing regulatory review of our products, subject to our obligations under the securities laws, until definitive action is taken.

Because All Of Our Products Are Still Being Developed, We Have Sustained Losses In The Past And We Expect To Sustain Losses In The Future.

     We have experienced significant losses and, as of December 31, 2003, we had an accumulated deficit of $599.5 million.

     For the year ended December 31, 2003, we had a net loss of approximately $58.7 million, or $0.78 per common share (basic and diluted). For the year ended December 31, 2002, we had a net loss of approximately $33.2 million, or $0.47 per common share (basic and diluted). We expect to incur additional losses in the future, primarily due to increased sales and marketing, expenses related to RAPTIVATM, the Alexion collaboration, the Millennium collaboration, our XMP.629 compound and new product research including our oncology product collaboration with Chiron Corporation.

     Our ability to achieve profitability is dependent in large part on obtaining regulatory approval for our products and entering into agreements for product development and commercialization, both of which are uncertain. Our ability to fund our ongoing operations is dependent on the foregoing factors and on our ability to secure additional funds. Because all of our products are still being developed, we do not know whether we will ever achieve profitability or whether cash flow from future operations will be sufficient to meet our needs.

If Third Party Collaborators Do Not Successfully Develop And Market Our Products, We May Not Be Able To Do So On Our Own.

     Our financial resources and our marketing experience and expertise are limited. Consequently, we depend to a large extent upon securing the financial resources and marketing capabilities of third parties with whom we collaborate.

     o In April of 1996, we and Genentech entered into an agreement whereby we agreed to co-develop Genentech's humanized monoclonal antibody product RAPTIVA(TM). In April of 1999, the companies amended the agreement. In March of 2003, the companies further amended the agreement. In October of 2003, RAPTIVA(TM)was approved by the FDA for the treatment of chronic moderate-to-severe plaque psoriasis.

     o In November of 2001, we entered into a collaboration with Millennium to develop two of Millennium's products for certain vascular inflammation indications. In October of 2003, we announced that we had discontinued one of these products, MLN2201. In December of 2003, we announced the initiation of Phase I testing on the other product, MLN2222.

     o In December of 2003, we and Alexion Pharmaceuticals, Inc. agreed to collaborate for the development and commercialization of an antibody to treat chemotherapy-induced thrombocytopenia. The TPO mimetic antibody was designed to mimic the activity of human thrombopoietin, a naturally occurring protein responsible for platelet production.

     o In March of 2004, we and Chiron Corporation announced we had agreed to collaborate for the development and commercialization of antibody products for the treatment of cancer. Under the terms of the agreement, the companies will jointly research, develop, and commercialize multiple antibody product candidates.

     Because our collaborators are independent third parties, they may be subject to different risks than we are and have significant discretion in determining the efforts and resources they will apply. We do not know whether Genentech, Millennium, Alexion or Chiron will successfully develop and market any of the products that are or may become the subject of one of our collaborations.

     Even when we have a collaborative relationship, other circumstances may prevent it from resulting in successful development of marketable products.

     o In January of 2000, we licensed the worldwide rights to all pharmaceutical compositions containing a particular human protein for treatment of meningococcemia and additional potential future human clinical indications to Baxter. In July of 2003, this arrangement was terminated, and the rights returned to XOMA. Although we are evaluating future options for developing this product, we do not know whether any options we may pursue will succeed.

     o In January of 2001, we entered into a strategic process development and manufacturing alliance with Onyx to scale-up production to commercial volume of one of Onyx's cancer products. In June of 2003, Onyx notified XOMA that it was discontinuing development of the product and terminating the agreement so that it could focus on another of its anticancer compounds.

     Although we continue to evaluate additional strategic alliances and potential partnerships, we do not know whether or when any such alliances or partnerships will be entered into.

Because We Have No History Of Profitability And Because The Biotechnology Sector Has Been Characterized By Highly Volatile Stock Prices, Announcements We Make And General Market Conditions For Biotechnology Stocks Could Result In A Sudden Change In The Value Of Our Common Shares.

     As a biopharmaceutical company, we have experienced significant volatility in our common shares. Fluctuations in our operating results and general market conditions for biotechnology stocks could have a significant impact on the volatility of our common share price. From December 31, 2001 through March 12, 2004, our share price has ranged from a high of $12.19 to a low of $2.84. On March 12, 2004, the last reported sale price of the common shares as reported on the Nasdaq National Market was $5.85 per share. Factors contributing to such volatility include, but are not limited to:

     o    sales and estimated or forecasted sales of products

     o    results of preclinical studies and clinical trials

     o    information relating to the safety or efficacy of our products

     o    developments regarding regulatory filings

     o    announcements of new collaborations

     o    failure to enter into collaborations

     o    developments in existing collaborations

     o    our funding requirements and the terms of our financing arrangements

     o announcements of technological innovations or new indications for our therapeutic products

     o    government regulations

     o    developments in patent or other proprietary rights

     o    the number of shares outstanding

     o    the number of shares trading on an average trading day

     o announcements regarding other participants in the biotechnology and pharmaceutical industries and

     o    market speculation regarding any of the foregoing.

We Or Our Third Party Collaborators May Not Be Able To Increase Existing Or Acquire New Manufacturing Capacity Sufficient To Meet Market Demand.

     Genentech is responsible for manufacturing or arranging for the manufacturing of commercial quantities of RAPTIVA(TM). Should Genentech have difficulty in providing manufacturing capacity to produce RAPTIVA(TM) in sufficient quantities, we do not know whether we will be able to meet market demand. If any of our other products are approved, because we have never commercially introduced any pharmaceutical products, we do not know whether the capacity of our existing manufacturing facilities can be increased to produce sufficient quantities of our products to meet market demand. Also, if we or our third party collaborators need additional manufacturing facilities to meet market demand, we cannot predict that we will successfully obtain those facilities because we do not know whether they will be available on acceptable terms. In addition, any manufacturing facilities acquired or used to meet market demand must meet the FDA's quality assurance guidelines.

Because We Only Recently Received Approval For Our Only Approved Product And We Do Not And Cannot Currently Market Any Of Our Other Products For Commercial Sale, We Do Not Know Whether There Will Be A Viable Market For Our Products.

     Even though we and Genentech recently received FDA approval to market RAPTIVA(TM) and even if we receive regulatory approval for our other products, our products may not be accepted in the marketplace. For example, physicians and/or patients may not accept a product for a particular indication because it has been biologically derived (and not discovered and developed by more traditional means) if no biologically derived products are currently in widespread use in that indication, as is currently the case with psoriasis. Similarly, physicians may not accept RAPTIVA(TM) if they believe other products to be more effective or are more comfortable prescribing other products that have been on the market longer than RAPTIVA(TM). Consequently, we do not know if physicians or patients will adopt or use our products for their approved indications.

Other Companies May Render Some Or All Of Our Products Noncompetitive Or
Obsolete.

     Developments by others may render our products or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are continuously and substantially changing. Competition in the areas of genetically engineered DNA-based and antibody-based technologies is intense and expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. Many of these competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

     o    significantly greater financial resources

     o    larger research and development and marketing staffs

     o    larger production facilities

     o entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities or

     o    extensive experience in preclinical testing and human clinical trials.

     These factors may enable others to develop products and processes competitive with or superior to our own or those of our collaborators. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly interested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements.

     Furthermore, positive or negative developments in connection with a potentially competing product may have an adverse impact on our ability to raise additional funding on acceptable terms. For example, if another product is perceived to have a competitive advantage, or another product's failure is perceived to increase the likelihood that our product will fail, then investors may choose not to invest in us on terms we would accept or at all.

     Without limiting the foregoing, we are aware that:

     o it has been announced that Amgen Inc. tested its rheumatoid arthritis and psoriatic arthritis drug, Enbrel(R), in a Phase III clinical trial in patients with moderate-to-severe plaque psoriasis, meeting the primary endpoint and all secondary endpoints, that the primary and key secondary endpoints were met in a second Phase III trial, and that a filing for regulatory approval with the FDA for this medication was submitted in July of 2003;

     o Biogen Idec Inc. has been marketing in the U.S. since 2003 their product Amevive(R)to treat moderate-to-severe chronic plaque psoriasis in adult patients who are candidates for systemic therapy or phototherapy;

     o Centocor Inc., a unit of Johnson & Johnson, has announced that it has tested its rheumatoid arthritis and Crohn's disease drug, Remicade(R), in psoriasis showing clinical benefits (and it has been announced that the drug has shown promising results in patients with psoriatic arthritis);

     o Abbott Laboratories has presented data from a Phase II psoriasis trial showing clinical benefits and has announced the commencement of a Phase III psoriatic arthritis trial of its rheumatoid arthritis drug HumiraTM;

     o MedImmune, Inc. has completed enrollment in three Phase II trials to evaluate its anti-T cell monoclonal antibody in psoriasis; and

     o other companies, including Tularik Inc., are developing monoclonal antibody or other products for treatment of inflammatory skin disorders.

     A number of companies are developing monoclonal antibodies targeting cancers, which may prove more effective than the ING-1 antibody.

     It is possible that one or more other companies may be developing one or more products based on the same human protein as our NEUPREX(R) product, and these product(s) may prove to be more effective than NEUPREX(R) or receive regulatory approval prior to NEUPREX(R) or any BPI-derived product developed by XOMA.

     Currently, there are at least two companies developing topical peptide treatments for acne which may compete with XMP.629. Micrologix Biotech, Inc. is developing MBI 594AN, a topical peptide that has completed a Phase IIB trial for the treatment of acne, and Helix Biomedix, Inc. is developing several peptide compounds.

Even If We Or Our Third Party Collaborators Bring Products To Market, We May Be Unable To Effectively Price Our Products Or Obtain Adequate Reimbursement For Sales Of Our Products, Which Would Prevent Our Products From Becoming Profitable.

     If we or our third party collaborators succeed in bringing our product candidates to the market, they may not be considered cost-effective, and reimbursement to the patient may not be available or may not be sufficient to allow us to sell our products on a competitive basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the patient from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for pharmaceutical products and services. Our business is affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our business.

If Our And Our Partners' Patent Protection For Our Principal Products And Processes Is Not Enforceable, We May Not Realize Our Profit Potential.

     Because of the length of time and the expense associated with bringing new products to the marketplace, we and our partners hold and are in the process of applying for a number of patents in the United States and abroad to protect our products and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain and involves complex legal and factual questions, and no consistent policy regarding the breadth of allowed claims has emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Legal considerations surrounding the validity of biotechnology patents continue to be in transition, and historical legal standards surrounding questions of validity may not continue to be applied, and current defenses as to issued biotechnology patents may not in fact be considered substantial in the future. These factors have contributed to uncertainty as to:

     o the degree and range of protection any patents will afford against competitors with similar technologies

     o    if and when patents will issue

     o whether or not others will obtain patents claiming aspects similar to those covered by our patent applications or

     o the extent to which we will be successful in avoiding infringement of any patents granted to others.

     The Patent Office has issued approximately 71 patents to us related to our products based on human bactericidal permeability-increasing protein, which we call BPI, including novel compositions, their manufacture, formulation, assay and use. In addition, we are the exclusive licensee of BPI-related patents and applications owned by New York University and Incyte Pharmaceuticals Inc. The Patent Office has also issued nine patents to us related to our bacterial expression technology.

     If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may require licenses from others in order to develop and commercialize certain potential products incorporating our technology or we may become involved in litigation to determine the proprietary rights of others. These licenses, if required, may not be available on acceptable terms, and any such litigation may be costly and may have other adverse effects on our business, such as inhibiting our ability to compete in the marketplace and absorbing significant management time.

     Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. All of our employees have signed confidentiality agreements under which they have agreed not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential customers provide access to aspects of our know-how that are protected generally under confidentiality agreements. These confidentiality agreements may not be honored or may not be enforced by a court. To the extent proprietary information is divulged to competitors or to the public generally, such disclosure may adversely affect our ability to develop or commercialize our products by giving others a competitive advantage or by undermining our patent position.

Protecting Our Intellectual Property Can Be Costly And Expose Us To Risks Of Counterclaims Against Us.

     We may be required to engage in litigation or other proceedings to protect our intellectual property. The cost to us of this litigation, even if resolved in our favor, could be substantial. Such litigation could also divert management's attention and resources. In addition, if this litigation is resolved against us, our patents may be declared invalid, and we could be held liable for significant damages. In addition, if the litigation included a claim of infringement by us of another party's patent that was resolved against us, we or our collaborators may be enjoined from developing, manufacturing, selling or importing products, processes or services without a license from the other party.

The Financial Terms Of Some Of Our Existing Or Future Collaborative Arrangements Could Result In Dilution Of Our Share Value.

     In November of 2003, we announced that we exercised our option to defer payment of $40.0 million of our convertible loan from Genentech related to the development of RAPTIVA(TM) and pay the remaining balance of approximately $29.6 million under the development loan with preference shares before year-end 2003. These preference shares were issued in December of 2003 and are convertible into an aggregate of 3,818,395 common shares at a conversion price of approximately $7.75 per share, the price determined under the loan agreements at the time we notified Genentech of our election.

     Our financing arrangement with Millennium includes a $5.0 million convertible note we issued to Millennium in November of 2001, which comes due on April 15, 2004 and which we intend to convert into common shares at that time. In addition, we have the option to issue up to $14.7 million worth of common shares, excluding the convertible debt, to Millennium through March of 2005. As of February 28, 2004, the total amount issuable in 2004 was approximately $11.0 million. The number of shares to be issued will be based on a conversion price to be calculated at the time of conversion. This arrangement, as well as future arrangements we may enter into with similar effect, could result in dilution in the value of our shares.

Because Many Of The Companies We Do Business With Are Also In The Biotechnology Sector, The Volatility Of That Sector Can Affect Us Indirectly As Well As Directly.

     The same factors that affect us directly because we are a biotechnology company can also adversely impact us indirectly by affecting the ability of our collaborators, partners and others we do business with to meet their obligations to us or our ability to realize the value of the consideration provided to us by these other companies. For example, in connection with our licensing transactions relating to our bacterial expression technology, we have in the past and may in the future agree to accept equity securities of the licensee in payment of license fees. The future value of these or any other shares we receive is subject both to market risks affecting our ability to realize the value of these shares and more generally to the business and other risks to which the issuer of these shares may be subject.

As We Do More Business Internationally, We Will Be Subject To Additional Political, Economic And Regulatory Uncertainties.

     We may not be able to successfully operate in any foreign market. We believe that, because the pharmaceutical industry is global in nature, international activities will be a significant part of our future business activities and that, when and if we are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could put us at a competitive disadvantage or make it uneconomical to proceed with a product's development. International operations may be limited or disrupted by:

     o    imposition of government controls,

     o    export license requirements,

     o    political or economic instability,

     o    trade restrictions,

     o    changes in tariffs,

     o    restrictions on repatriating profits,

     o    exchange rate fluctuations,

     o    withholding and other taxation, and

     o    difficulties in staffing and managing international operations.

Because We Are A Relatively Small Biopharmaceutical Company With Limited Resources, We May Not Be Able To Attract And Retain Qualified Personnel, And The Loss Of Key Personnel Could Delay Or Prevent Achieving Our Objectives.

     Our success in developing marketable products and achieving a competitive position will depend, in part, on our ability to attract and retain qualified scientific and management personnel, particularly in areas requiring specific technical, scientific or medical expertise. There is intense competition for such personnel. Our research, product development and business efforts would be adversely affected by the loss of one or more of key members of our scientific or management staff, particularly our executive officers: John L. Castello, our Chairman of the Board, President and Chief Executive Officer; Patrick J. Scannon, M.D., Ph.D., our Senior Vice President and Chief Scientific and Medical Officer; Clarence L. Dellio, our Senior Vice President and Chief Operating Officer; Peter B. Davis, our Vice President, Finance and Chief Financial Officer; and Christopher J. Margolin, our Vice President, General Counsel and Secretary. We have employment agreements with Mr. Castello, Dr. Scannon and Mr. Davis. We currently have no key person insurance on any of our employees.

We Are Exposed To An Increased Risk Of Product Liability Claims.

     The sale, testing and marketing of medical products entails an inherent risk of allegations of product liability. We believe that we currently have adequate levels of insurance for our clinical trials, however, in the event of one or more large, unforeseen awards, such levels may not provide adequate coverage. We will seek to obtain additional insurance, if needed, as commercialization of RAPTIVA(TM) continues; however, because we have not yet determined whether additional insurance is needed, we do not know whether adequate insurance coverage will be available or be available at acceptable costs. A significant product liability claim for which we were not covered by insurance would have to be paid from cash or other assets. To the extent we have sufficient insurance coverage, such a claim would result in higher subsequent insurance rates.

We May Be Subject To Increased Risks Because We Are A Bermuda Company.

     Alleged abuses by certain companies that have changed their legal domicile from jurisdictions within the United States to Bermuda have created an environment where, notwithstanding that we changed our legal domicile in a transaction that was approved by our shareholders and fully taxable to our company under U.S. law, we may be exposed to various prejudicial actions, including:

     o    "blacklisting" of our common shares by certain pension funds;

     o    legislation restricting certain types of transactions; and

     o    punitive tax legislation.

     We do not know whether any of these things will happen, but if implemented one or more of them may have an adverse impact on our future operations or our share price.

If You Were To Obtain A Judgment Against Us, It May Be Difficult To Enforce Against Us Because We Are A Foreign Entity.

     We are a Bermuda company. All or a substantial portion of our assets may be located outside the United States. As a result, it may be difficult for shareholders and others to enforce in United States courts judgments obtained against us. We have irrevocably agreed that we may be served with process with respect to actions based on offers and sales of securities made hereby in the United States by serving Christopher J. Margolin, c/o XOMA Ltd., 2910 Seventh Street, Berkeley, California 94710, our United States agent appointed for that purpose. We have been advised by our Bermuda counsel, Conyers Dill & Pearman, that there is doubt as to whether Bermuda courts would enforce judgments of United States courts obtained in actions against XOMA or our directors and officers that are predicated upon the civil liability provisions of the U.S. securities laws or entertain original actions brought in Bermuda against XOMA or such persons predicated upon the U.S. securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws may not be allowed in Bermuda courts as contrary to that nation's policy.

Our Shareholder Rights Agreement Or Bye-laws May Prevent Transactions That Could Be Beneficial To Our Shareholders And May Insulate Our Management From Removal.

     In February of 2003, we adopted a new shareholder rights agreement (to replace the shareholder rights agreement that had expired), which could make it considerably more difficult or costly for a person or group to acquire control of XOMA in a transaction that our board of directors opposes.

     Our bye-laws:

     o require certain procedures to be followed and time periods to be met for any shareholder to propose matters to be considered at annual meetings of shareholders, including nominating directors for election at those meetings;

     o authorize our board of directors to issue up to 1,000,000 preference shares with-out shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine; and

     o contain provisions, similar to those contained in the Delaware General Corporation Law, that may make business combinations with interested shareholders more difficult.

     These provisions of our shareholders rights agreement and our bye-laws, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common shares, could limit the ability of shareholders to approve transactions that they may deem to be in their best interests, and could make it considerably more difficult for a potential acquirer to replace management.

Risks Relating To This Offering

The Actual Or Anticipated Resale By Millennium Of Our Common Shares That It Purchases From Us Under The Investment Agreement Or Otherwise Owns Or Acquires May Have An Adverse Impact On The Market Price Of Our Common Shares.

     The resale by Millennium through open market transactions or other means of the common shares that it purchases from us under the investment agreement, that we issue to Millennium upon conversion of the convertible note we have issued to them or that it otherwise owns or acquires may, depending upon the timing of the resales, depress the market price of our common shares. Moreover, as all the common shares we sell to Millennium or issue upon conversion will be available for immediate resale, the mere prospect of our sales to it could depress the market price of our common shares. In addition, actual or anticipated downward pressure on the market price of our common shares due to actual or anticipated resales of our common shares by Millennium could cause some institutions or individuals to engage in short sales of our common shares, which may itself cause the market price of our common shares to decline.

Our Issuance Of Common Shares To Millennium Will Reduce The Percentage Equity Ownership Of Our Existing Shareholders.

     Under our investment agreement with Millennium, we may issue to Millennium up to $19.7 million worth of our common shares over the following 12 months on several predetermined closing dates. The precise number of common shares that we will issue to Millennium over the term of the investment agreement will depend on the market price of our common shares during the period immediately preceding the applicable closing date. Each issuance of common shares to Millennium pursuant to the investment agreement will proportionately decrease our existing shareholders' percentage ownership of our total outstanding equity interests.

         INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The following documents filed by XOMA with the SEC pursuant to the Securities Exchange Act are "incorporated by reference" in this prospectus, which means we can disclose important information to you by referring you to these documents and they are considered to be a part of this prospectus:

          (1) annual report on Form 10-K for the fiscal year ended December 31, 2003 (file no. 0-14710);

          (2) current report on Form 8-K dated and filed on November 27, 2001, as amended by amendments on Form 8-K/A filed on December 13, 2001, October 24, 2002, May 21, 2003 and February 24, 2004 respectively (file no. 0-14710);

          (3) current report on Form 8-K dated and filed on December 18, 2003, as amended by amendment on Form 8-K/A filed on January 9, 2004 (file no. 0-14710);

          (4) current report on Form 8-K dated and filed on January 6, 2004, as amended by amendment on Form 8-K/A filed on January 29, 2004 (file no. 0-14710);

          (5) current report on Form 8-K dated and filed on March 1, 2004 (file no. 0-14710); and

          (6) the description of the common shares in the registration statement on Form 8-A dated and filed on April 1, 2003 under Section 12 of the Securities Exchange Act, including any amendment or report for the purpose of updating such description (file no. 0-14710).

     All documents filed by XOMA with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before all of the common shares offered by this prospectus have been sold are deemed to be incorporated by reference in, and to be part of, this prospectus from the date any such document is filed.

     Any statements contained in a document incorporated by reference in this prospectus are deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded is not deemed to constitute a part of this prospectus except as so modified or superseded.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus are forward-looking in nature, including those relating to the sufficiency of our cash resources and the marketing and sales effort for RAPTIVA(TM), as well as other statements related to current plans for product development and existing and potential collaborative and licensing relationships, or that otherwise relate to future periods and other statements that are not historical facts. The words "believe," "plan," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. They apply only as of the date of this prospectus except that statements incorporated by reference from previously filed reports apply as of the date made. The occurrence of the events described, and the achievement of the intended results, depend on many events, some or all of which are not predictable or not within our control. Actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the biopharmaceutical industry. Others are more specific to our business. Many of the significant risks related to our business are described in this prospectus. These include, among others, the period for which our cash resources are sufficient could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; and the marketing and sales effort for RAPTIVA(TM) may not be successful due to the strength of competition or if physicians do not adopt the product as treatment for their patients. These and other risks, including those related to the results of pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; competition; market demand for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; our financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with our status as a Bermuda company are described in more detail in "Risk Factors." We undertake no obligation to publicly update any forward-looking statements, regardless of any new information, future events or other occurrences. We advise you, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K.

                              ____________________

     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these common shares or our solicitation of your offer to buy the common shares in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus should imply that the information contained in this prospectus or the affairs of XOMA have not changed since the date of this prospectus.

              PRICE RANGE OF COMMON SHARES AND DIVIDEND INFORMATION

     XOMA's common shares (such common shares and the common stock of our predecessor Delaware corporation are referred to in this prospectus as the common shares) trade on the Nasdaq National Market under the symbol "XOMA." The following table sets forth the quarterly range of high and low reported sale prices of the common shares on the Nasdaq National Market for the periods indicated (in United States dollars):

                                                          High           Low
                                                          ----           ---

  2002:

               First Quarter                           $12.190          $7.510
               Second Quarter                            8.510           3.000
               Third Quarter                             7.200           3.250
               Fourth Quarter                            6.250           3.800

  2003:

               First Quarter                            $4.600          $2.840
               Second Quarter                           $8.000          $3.790
               Third Quarter                           $10.700          $5.040
               Fourth Quarter                           $8.250          $5.850

  2004:

               First Quarter (through March 12)         $7.710          $5.530

     On March 12, 2004 the last reported sale price of the common shares as reported on the Nasdaq National Market was $5.85 per share. As of March 12, 2004, there were approximately 3,066 record holders of XOMA's common shares.

     XOMA has not paid dividends on its common equity. XOMA currently does not intend to pay dividends and intends to retain any earnings for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on XOMA's common shares will necessarily be dependent upon the earnings and financial needs of XOMA, along with applicable legal and contractual restrictions.

                                 USE OF PROCEEDS

     We have used and intend to continue to use most of the net proceeds from our sale of the common shares to the selling shareholder under the investment agreement for the development of products pursuant to our collaboration agreement with Millennium. Otherwise, we intend to use the net proceeds for general corporate purposes, including current research and development projects, the development of new products or technologies, equipment acquisitions, general working capital and operating expenses.

     We have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from our sale of the common shares to the selling shareholders. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

     We will not receive any proceeds from the sale of the common shares by the selling shareholder to you. To the extent shares are issued upon conversion of the convertible note, we will benefit from the resulting cancellation of indebtedness. The $5.0 million convertible subordinated note is convertible at our option into our common shares.

                               SELLING SHAREHOLDER

     The selling shareholder is Millennium Pharmaceuticals, Inc. On November 26, 2001, Millennium and XOMA announced an agreement in which they will collaborate to develop two of Millennium's biotherapeutic agents for certain vascular inflammation indications. As previously announced, under an investment agreement, Millennium originally committed to purchase, at our option and subject to certain conditions under the investment agreement, up to $50.0 million worth of our common shares over the 30 months following the effective date of the investment agreement on several predetermined closing dates, through a combination of convertible debt and equity. On December 18, 2002, Millennium purchased approximately 1.4 million of our common shares for $7.5 million to satisfy, in part, its obligation under the investment agreement. On May 16, 2003, we and Millennium agreed to delay the maturity of the $5.0 million convertible subordinated note until February 26, 2004 and to adjust the timing of Millennium's obligation to purchase the remaining $37.5 million worth of our common shares. On June 26, 2003, Millennium purchased approximately 609,000 of our common shares for $4.0 million to satisfy, in part, its obligation under the investment agreement. On October 10, 2003, we announced that we discontinued development of MLNM2201 (formerly known as LDP-01), one of the two products being developed under our collaboration with Millennium, which had the effect of reducing Millennium's obligation to purchase our common shares under the investment agreement by 40% from up to $33.5 million remaining to up to $20.1 million. On November 26, 2003, Millennium purchased approximately 764,000 of our common shares for $5.4 million to satisfy, in part, its obligation under the investment agreement. On February 24, 2004, we and Millennium agreed to delay the maturity of the convertible debt until April 15, 2004 (or the third business day after the date the related registration statement is declared effective, if later) and to further adjust the timing of Millennium's obligation to purchase the remaining $14.7 million worth of our common shares. At each of four subsequent closings over the following 12 months, we may issue up to $3,675,000 worth of our common shares.

     The following table sets forth certain information regarding the ownership of common shares by the selling shareholder as of March 12, 2004, and the number of common shares covered by this prospectus:

                                                                                                 Ownership
                                            Ownership                                         of common shares
                                         of common shares                             after the offering (assuming all
                                      prior to the offering                             shares offered are sold)(1)
                                     -----------------------                         ----------------------------------
                                                                     Number
              Name of                         Number               of Shares           Number of            Percent
        Selling Shareholder                 of Shares               Offered             Shares              of Class
------------------------------------      ------------             ------------        ---------            --------
Millennium Pharmaceuticals, Inc. (2)      5,000,000(3)             5,000,000(4)           0                    0%



(1) For the purposes of this filing, we have assumed that all of the shares included in this registration statement will be sold; however, there is no contractual or other arrangement requiring any of the shares to be sold.

(2) The management of Millennium has voting and investment control over the common shares.

(3) Includes shares issuable upon conversion of the entire amount of principal outstanding ($5.0 million), plus accrued interest, under a convertible subordinated note held by Millennium. Also includes common shares issuable to the selling shareholders, at our option and subject to certain conditions under the investment agreement, that we are registering for resale by the selling shareholders under this registration statement. We are registering 5,000,000 common shares based in part on our good faith estimate of the maximum number of common shares we have issued or may issue to Millennium under the investment agreement and upon conversion of the convertible debt.

(4) Consists of shares issuable directly to Millennium by XOMA either for cash pursuant to the investment agreement between the parties or upon conversion at maturity of or upon an event of default under the $5.0 million convertible subordinated note of XOMA held by Millennium.

     We are registering 5,000,000 common shares based in part on our good faith estimate of the maximum number of common shares we have issued or may issue to Millennium under the investment agreement and upon conversion of the convertible debt. If the price of our common shares increases sufficiently, the number of common shares we are registering for issuance may be higher than the number of common shares we actually issue to Millennium under the investment agreement. In such case, the number of shares resold by Millennium under this prospectus would be less than the number of shares registered for resale. On the other hand, if the price of our common shares decreases and the number of common shares we actually issue to Millennium under the investment agreement is greater than the number of shares we are now registering, we may need to file a new registration statement with the Securities and Exchange Commission, which will need to become effective prior to our completing the sales contemplated by the investment agreement. The 5,000,000 common shares that we are registering consist of shares issued or to be issued directly to Millennium by XOMA either for cash pursuant to the investment agreement between the parties or upon conversion at maturity of or upon an event of default under the $5.0 million convertible subordinated note of XOMA held by Millennium.

     As of March 12, 2004, the selling shareholder holds none of our common shares. Other than its obligation to purchase common shares at subsequent closing dates under the investment agreement (at our option) and upon conversion of the $5.0 million convertible note (at our option), the selling shareholder has no commitments or arrangements to purchase any of our common shares. Notwithstanding that the conversion by the selling shareholder of the $5.0 million convertible note is at our option, we have notified Millennium of our election to convert all principal and accrued interest under the convertible note into common shares and the selling shareholder may be deemed to be beneficial owner of the approximately 810,000 common shares issuable upon the conversion of the convertible note as if the convertible note had been converted on March 16, 2004. Assuming the selling shareholder sells all of the common shares that it has acquired or may acquire under the investment agreement and does not otherwise acquire our common shares, it will not own any of our common shares after its sale of the common shares to you.

Material Terms of Investment Agreement

     On November 26, 2001, Millennium and XOMA entered into an investment agreement which committed Millennium to purchase, at our option and subject to the conditions described in the following paragraph, up to $50.0 million worth of our common shares over the 30 months following the effective date of the investment agreement. Of the up to $50.0 million worth of our common shares, 5.0 million worth (and accrued interest) may be issued at our option upon conversion of a convertible subordinated note already issued to Millennium, the entire principal amount of which is currently outstanding. On December 18, 2002, Millennium purchased approximately 1.4 million of our common shares for $7.5 million to satisfy, in part, its obligation under the investment agreement. On May 16, 2003, we and Millennium agreed to delay the maturity of the $5.0 million convertible subordinated note until February 26, 2004 and to adjust to timing of Millennium's obligation to purchase the remaining $37.5 million worth of our common shares. On June 26, 2003, Millennium purchased approximately 609,000 of our common shares for $4.0 million to satisfy, in part, its obligation under the investment agreement. On October 10, 2003, we announced that we discontinued development of MLNM2201 (formerly known as LDP-01), one of the two products being developed under our collaboration with Millennium, which had the effect of reducing Millennium's obligation to purchase our common shares under the investment agreement by 40% from up to $33.5 million remaining to up to $20.1 million. On November 26, 2003, Millennium purchased approximately 764,000 of our common shares for $5.4 million to satisfy, in part, its obligation under the investment agreement. On February 24, 2004, we and Millennium agreed to delay the maturity of the convertible debt until April 15, 2004 (or the third business day after the date the related registration statement is declared effective, if later) and to further adjust the timing of Millennium's obligation to purchase the remaining $14.7 million worth of our common shares. At each of four subsequent closings over the following 12 months, we may issue up to $3,675,000 worth of our common shares. At each closing, the precise number of shares to be purchased by Millennium will be determined using a formula based on the average of certain sale prices per common share as reported on the Nasdaq National Market for a specified period of time prior to the applicable closing date (subject to certain adjustments and limitations). The formula is intended to reflect the current market price per common share at the time of each closing, without any discount or premium.

     The obligations of Millennium to purchase the common shares that we wish to sell at each closing will be subject to customary closing conditions, including the delivery of legal opinions and certificates of our officers and updated financial information, the continued listing of our common shares on the Nasdaq National Market or the New York or American Stock Exchanges, the continued effectiveness of the registration statement that includes this prospectus and the continuation of our collaboration agreement with Millennium.

     We have agreed to register the resale of the common shares that we may sell to Millennium at each closing and the common shares that we may issue to Millennium upon conversion of the convertible debt. The registration statement that includes this prospectus is intended to satisfy these registration obligations.

     The 5,000,000 shares registered under the registration statement that includes this prospectus would have represented 5.6% of our outstanding common shares as of March 12, 2004, after giving effect to their issuance. Using the formula set forth in the investment agreement as if the common shares were being issued on March 16, 2004, the investment agreement gives us the option to require the selling shareholders to purchase an aggregate of up to approximately
3.2 million common shares (assuming conversion of the convertible subordinated note) for $19.7 million, in addition to the 2.8 million common shares already purchased.

Conversion Provisions Of Convertible Subordinated Note

     The principal and accrued interest on the convertible subordinated note may be converted in whole (but not in part) at our election upon maturity into our common shares. The number of shares into which the convertible subordinated note may be converted will be determined using a formula based on the average of certain sale prices per common share as reported on the Nasdaq National Market for a specified period of time prior to the conversion date (subject to certain adjustments and limitations). The formula is intended to reflect the current market price per common share at the time of conversion, without any discount or premium. Using this formula as if the convertible subordinated note were being repaid on March 16, 2004, we would be entitled to issue an aggregate of approximately 810,000 common shares in full payment of the convertible subordinated note.

     We have notified Millennium of our election to convert all principal and accrued interest under the convertible note into common shares. In addition to customary restrictions on our ability to convert, we will not be entitled to convert any portion of the convertible subordinated note or the accrued interest unless there is on the conversion date an effective registration statement covering resale of all of the common shares into which the principal of the convertible note and all accrued interest would convert. If this is not the case at any time prior to its maturity date, then the convertible subordinated note will remain outstanding until its maturity date. The registration statement that includes this prospectus is intended to satisfy these registration obligations.

                          DESCRIPTION OF SHARE CAPITAL

     The following statements with respect to our share capital are subject to the detailed provisions of our memorandum of continuance and bye-laws. These statements do not purport to be complete and, while we believe the descriptions of the material provisions of the memorandum of continuance and bye-laws incorporated by reference are accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the memorandum of continuance and bye-laws, to which reference is hereby made for a full description of such provisions.

COMMON SHARES

General

     The memorandum of continuance and the bye-laws provide that our authorized common share capital is limited to 135,000,000 common shares, par value U.S.$.0005 per share. As of March 12, 2004, there were 84,306,444 common shares outstanding.

Voting

     The holders of common shares are entitled to one vote per share. All actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class (together with the Series A preference shares (as described below), if any), except as provided by law.

Dividends

     Holders of common shares are entitled to participate, on a share for share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by our board of directors, subject to the rights of holders of preference shares. Dividends will generally be payable in U.S. dollars. We have not paid cash dividends on the common shares. We currently do not intend to pay dividends and intend to retain any of our earnings for use in our business and the financing of our capital requirements for the foreseeable future. The payment of any future cash dividends on the common shares is necessarily dependent upon our earnings and financial needs, along with applicable legal and contractual restrictions.

Liquidation

     On a liquidation of XOMA, holders of common shares will be entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

     The common shares are not subject to redemption either by us or the holders thereof.

Variation of Rights

     Under our bye-laws, if at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of a majority of such shares at a separate general meeting.

PREFERENCE SHARES

General

     Under our memorandum of continuance and bye-laws, we have the authority to issue 1,000,000 preference shares, par value U.S.$.05 per share. Of these, 135,000 preference shares have been designated Series A Preference Shares and 8,000 preference shares have been designated Series B Preference Shares. Under our bye-laws, subject to the special rights attaching to any class of our shares not being varied and to any resolution approved by the holders of 75% of the issued shares entitled to vote in respect thereof, our board of directors may establish one or more classes or series of preference shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board of directors fixes without any shareholder approval.

The Series A Preference Shares

     There are no Series A preference shares outstanding. Pursuant to the rights of the Series A preference shares, subject to the rights of holders of any shares of any series of preference shares ranking prior and superior, the holders of Series A preference shares are entitled to receive, when, as and if declared by our board of directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year, commencing on the first dividend payment date after the first issuance of a share or fraction of a share of Series A preference shares, in an amount per share equal to the greater of (a) U.S.$1.00 or (b) 1,000 times the aggregate per share amount of all cash dividends, plus 1,000 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend or bonus issue payable in common shares, declared on the common shares since the immediately preceding dividend payment date, or, with respect to the first dividend payment date, since the first issuance of Series A preference shares.

     In addition to any other voting rights required by law, holders of Series A preference shares shall have the right to vote on all matters submitted to a vote of our shareholders with each share of Series A preference shares entitled to 1,000 votes. Except as otherwise provided by law, holders of Series A preference shares, holders of common shares and holders of any other shares having general voting rights shall vote together as one class on all matters submitted to a vote of our shareholders.

     Unless otherwise provided in the rights attaching to a subsequently designated series of our preference shares, the Series A preference shares shall rank junior to any other series of preference shares subsequently issued as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the common shares. Upon any liquidation, dissolution or winding-up of XOMA, no distributions shall be made to holders of shares ranking junior to the Series A preference shares unless, prior thereto, the holders of Series A preference shares shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) U.S.$100.00 per share or (2) an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of common shares or to the holders of shares ranking on parity with the Series A preference shares, except distributions made ratably on the Series A preference shares and all other such parity shares in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

     If we shall enter into any consolidation, amalgamation, merger, combination or other transaction in which common shares are exchanged for or changed into cash, other securities and/or any other property, then any Series A preference shares outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 1,000 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each common share is changed or exchanged.

     The Series A preference shares shall not be redeemable.

The Series B Preference Shares

     8,000 Series B preference shares have been designated for issuance of which 2,959 Series B preference shares were issued upon conversion of the convertible subordinated loans to us made by Genentech in connection with the funding of the our development costs for RAPTIVA(TM) following the regulatory approval of RAPTIVA(TM). Pursuant to the rights of the Series B preference shares, the holders of Series B preference shares are not be entitled to receive any dividends on the Series B preference shares.

     The Series B preference shares rank senior with respect to rights on liquidation, winding-up and dissolution of XOMA to all classes of common shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series B preference shares will be entitled to receive U.S.$10,000 per share of Series B preference shares before any distribution is made on the common shares. The holders of Series B preference shares have no voting rights, except as required under Bermuda law.

     The holders of Series B preference shares have the right to convert Series B preference shares into common shares at a conversion price equal to approximately $7.75 per common share, subject to customary anti-dilution adjustments.

     The Series B preference shares will be automatically converted into common shares at its then effective conversion rate immediately upon the transfer by the initial holder to any third party which is not an affiliate of such holder.

     We will have the right, at any time and from time to time, to redeem any or all Series B preference shares for cash in an amount equal to the conversion price multiplied by the number of common shares into which each such share of Series B preference shares would then be convertible.

OUTSTANDING WARRANTS

     XOMA issued 250,000 common stock purchase warrants to Incyte in July of 1998, of which 125,000 remain outstanding. Each Incyte warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the Incyte warrants at an exercise price of $6.00 per share on or before July 9, 2008 or earlier upon the related license becoming fully paid up. Incyte is the holder of these warrants and received them as part of the consideration for the grant to XOMA of an exclusive license to all of Incyte's patent rights relating to BPI. XOMA issued 150,000 warrants to purchase common shares in July of 1999. Each July 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the July 1999 warrants at an exercise price of $5.75 per share on or before July 21, 2004. Sutro & Co. Incorporated and Arnhold and S. Bleichroeder, Inc. are the holders of these warrants and received them as consideration for their services as placement agents for a private placement of our common shares in July of 1999.

     XOMA issued 250,000 warrants to purchase common shares in February of 2000. Each February 2000 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the February 2000 warrants at an exercise price of $5.00 per share on or before February 11, 2005. Sutro & Co. Incorporated and Arnhold and S. Bleichroeder, Inc. are the holders of these warrants and received them as consideration for their services as placement agents for a private placement of our common shares in February of 2000.

     All of the warrants described above were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act. None of the warrants described above have been registered under the Securities Act and none may be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Additionally, all of the warrants contain certain restrictions on their transfer. XOMA is not obligated and does not intend to register the warrants under the Securities Act.

                              PLAN OF DISTRIBUTION

     Any or all of the common shares being offered by this prospectus may be sold from time to time to purchasers directly by the selling shareholder or by pledgees, donees, transferees or other successors in interest. Alternatively, the selling shareholder may from time to time offer any or all of the common shares through underwriters, brokers, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholder and/or the purchasers of common shares for whom they may act. The selling shareholder, and any such underwriters, brokers, dealers or agents that participate in the distribution of common shares, are underwriters, and any profit on the sale of the common shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such common shares may be so offered or sold in the open market, on the Nasdaq National Market or such other exchange or market where our common shares are then traded, in privately negotiated transactions (subject to limitations imposed by the investment agreement), in an underwritten offering, in block trades, to a broker or dealer for its account in ordinary brokerage transactions, or a combination of such methods. The selling shareholder will make such sales at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the name of the selling shareholder, the number of common shares to be sold, the purchase price, the public offering price, the name of any agent, dealer, broker or underwriter and any applicable commission or discount or other items constituting compensation or indemnification arrangements with respect to a particular offering will be set forth in an accompanying prospectus supplement. These and other matters may also be addressed in one or more post-effective amendments to the registration statement of which this prospectus is a part. XOMA will receive no proceeds from the sale by the selling shareholder of the common shares offered by this prospectus.

     In connection with distributions of the common shares, and subject to limitations imposed by the investment agreement, the selling shareholder may enter into option, equity forward, collar or other transactions with broker-dealers that involve the delivery of the common shares to the broker-dealers, which may then resell or otherwise transfer such common shares. The selling shareholder also may loan or pledge the common shares to a broker-dealer and the broker-dealer may sell the common shares so loaned or upon a default may sell or otherwise transfer the pledged common shares.

     In addition, the selling shareholder and any other persons participating in the sale or distribution of the shares offered by this prospectus will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Securities Exchange Act, including Rule 10b-5 and Regulation M under the Securities Exchange Act. These rules and regulations may limit the timing of purchases and sales of our common shares by the selling shareholder or such other persons. Under these rules and regulations, the selling shareholder and such other persons:

     o may not engage in any stabilization activity in connection with our common shares;

     o must furnish each broker which offers our common shares covered by this prospectus with the number of copies of this prospectus and any prospectus supplement which are required by such broker; and

     o may not bid for or purchase any of our common shares or attempt to induce any person to purchase any of our common shares other than as permitted under the Securities Exchange Act.

     These restrictions may affect the marketability of our common shares by the selling shareholder.

     The selling shareholder has agreed, subject to certain conditions, to a restriction on its sales in the public market based on the trading volume of our common shares and that it will not sell shares other than in the public market without our prior written consent.

     To permit the selling shareholders to resell our common shares purchased by it under the investment agreement, we agreed to register those shares and to maintain that registration. We have also agreed with the selling shareholder that, subject to limited exceptions for specified time periods, we will prepare and file any amendments and supplements to this prospectus and the registration statement of which it is a part as may be necessary to keep the registration statement current and effective until:

     o the date on which the selling shareholder may sell all of the common shares then held by the selling shareholder that it purchased from us under the investment agreement without restriction by the volume limitations of Rule 144(e) of the Securities Act; or

     o the date after which all of our common shares held by the selling shareholder that are covered by the registration statement have been sold by the selling shareholder under a registration statement or pursuant to Rule 144.

     We have agree to indemnify and hold harmless the selling shareholder, any broker-dealer named in the registration statement of which this prospectus is a part and their respective controlling persons against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the registration statement or any omission or alleged omission to state in the registration statement or any document incorporated by reference into the registration statement a material fact required to be stated therein or necessary to make the statements therein not misleading, unless made or omitted in reliance upon and in conformity with written information provided to us by the selling shareholder or such broker-dealer.

     All expenses incurred by XOMA in complying with the registration rights granted to the selling shareholder pursuant to which the registration statement to which this prospectus relates has been filed, estimated to be approximately $127,000, will be borne by XOMA. As and when XOMA is required to update this prospectus, it may incur additional expenses in excess of this estimated amount.

     Any common shares offered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under such rule rather than pursuant to this prospectus.

                                  LEGAL OPINION

     The validity of the common shares to which this prospectus relates has been passed upon for XOMA by Conyers Dill & Pearman, located in Hamilton, Bermuda.

                                     EXPERTS

     The consolidated financial statements of XOMA Ltd. appearing in XOMA Ltd.'s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

     This prospectus is part of a registration statement that we have filed with the SEC. The registration statement contains exhibits and other information not included in this prospectus. At your request, we will provide you, without charge, a copy of any documents incorporated by reference in, or included as exhibits to, our registration statement. If you would like more information, write or call us at:

                                    XOMA Ltd.
                               2910 Seventh Street
                               Berkeley, CA 94710
                            Telephone: (510) 204-7273

     XOMA files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. XOMA's SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.